January 19, 2000


 Securities and Exchange Commission
 450 Fifth Street, N..W.
 Washington, D.C.   20549


             Re:   Withdrawal of Form S-4
                   Bingogold, Inc.
                   Accession No.  01030984-99-000006
                   File No.  33-92571

 Ladies and Gentlemen:

     This firm is legal counsel for BingoGold. On behalf of Bingogold, we hereby request that the S-4 statement filed on the EDGAR
System under Accession No. 01030984-99-000006, file number 33-92571, be withdrawn. The S-4 statement, as it appears now, does not contain the requisite information to make it effective.

      Thank you for your assistance. If you have questions concerning this matter, please do not hesitate to contact me.



                                 Very truly yours,

                                 SHAWN F. HACKMAN,A PC.


 (BY) Signature                               /s/ Shawn F. Hackman
 (Name)                                           Shawn F. Hackman